Organic Craft Brewing



ANNUAL REPORT

1430 Vantage Court Suite 101

VISTA, CA 92081

(760) 295-1949

https://www.localrootskombucha.com/

This Annual Report is dated May 2, 2022.

BUSINESS

Local Roots was created as a better-for-you alcohol that gives back. As co-founders and cousins, we both reinvented our diets due to our own health scares. Through our journey for cleaner eating, we sought something similar when it came to our alcohol. We incorporated in January 10th, 2017 and then acquired a DBA for the name of Local Roots Kombucha on February 24th, 2017.

Previous Offerings

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $1,257,182.00
Number of Securities Sold: 2,887,658
Use of proceeds: Initial brewery purchase, launch-to-market, capacity expansion, and distribution expansion to all of CA.
Date: August 19, 2020
Offering exemption relied upon: Rule 504 of Regulation D of The Securities Act of 1933

Type of security sold: SAFE

Final amount sold: $1,451,000.00
Use of proceeds: Expansion into NV and AZ. New Tap Room(s) initial build out, permitting, and opening. Working capital in preparation for post-COVID opening (securing long-term can solution, economies of scale for other packaging and cost of goods). Authorized up to $3M in total SAFE financing.
Date: December 01, 2020
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $175,817.50
Number of Securities Sold: 353,635
Use of proceeds: Part of initial Series Seed raise - SAFE conversion discounts and interest acquired were converted into Preferred stock.
Date: August 19, 2020
Offering exemption relied upon: Rule 504 of Regulation D of The Securities Act of 1933

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

In 2019, we launced our Hard Kombucha line, with both tasting room and retail sales, maxxing out production capability in 3 months at about $80k/mo (based on approx 50/50 split of tasting room / retail sales) in August revenues. Given the demand and the booming new better-for-you category, we went on the fundraising trail to expand production capability. Given the demand and speed of growth of the first two entrants into the space (JuneShine and Boochcraft), we pounced on an opportunity to purchase a facility 40x our capacity, just around the corner, to immediately be able to turn on capacity and focus on growth. We closed on a deal to move in December 2019, and with the combination of angels and an SBA loan, we purchased the production assets, upgraded the facility to support our proprietary brew process, and began expanding the sales and marketing teams for expansion. After beginning production in late 2019, we then were met with COVID restrictions and shutdowns just a few months after moving in. We were fortunate to have packaging/canning capacity in house, and transitioned to mostly canned product. As we continued to expand to new retail and points of distribution, we were met with continued ebbs and flows of openings and shutdowns which hampered ability to facilitate marketing and liquid-to-lips activations. While 2021 was anticipated to be a much more 'normal' year with re-openings and loosening COVID restrictions, this ultimately did not happen. Retailers, restaurants, and distributors were challenged more than ever with the fallout of staffing and resource issues. With an eventual macro-economic rebound and loosening restrictions we do foresee accelerated sales and marketing growth in the years to come.

REVENUE

2021 Revenues were relatively flat at $1.76M relative to $1.79M in 2020. While revenues were almost flat, actual cases produced and delivered was up +41% in 2021 over 2020. This was offset in revenue due to competitive changes from primarily 4-packs to 6-packs, where price-per-case was reduced. As our sales team continues to open new doors, we continue to increase our points of distribution, increase our marketing and brand awareness, it is our opinion that revenue growth should continue to increase for years to come.

COST OF GOODS / GROSS MARGINS

Our Cost of Goods increased to $1.3M in 2021 from $1.24M in 2020 for a variety of reasons. With COVID supply chain issues, cardboard and aluminum packaging goods have increased across the board, up in some cases 17% in 2021 over 2020. In addition to product costs, slow recovery of restaurants resulted in a continued, high percentage of off-premise (fully-packaged) sales relative to on-premise (kegged), with off-premise sales still over 75% of total wholesale revenue. With loosening COVID restrictions, we anticipate this can increase back to a goal of 50/50 split between off- and on-premise. The production facility still has runway for 400%+ growth with little to no capital expense investment. In our opinion, as we increase sales, and thus production, we can potentially achieve over 80% gross margins as the facility reaches 100% utilization.

EXPSENSES

Operating expenses of $2.1M in 2021 up from $2.0 in 2020 were largely impacted by both cost of goods increase due to COVID impacts to supply chain as well as building and updating a new brewery and tap room. Now with a facility capable of $25M in annual production, we have minimal CapEx needed to fully utilize this facility until we reach that level. We will see continued investment in sales and marketing teams this year as we expand our 'liquid-to-lips' demos, tastings, and events where people can try and buy our product, as well as our digital ad spend for further awareness on all necessary platforms. Given our current team and expenses, less marketing growth, we believe we will become operationally cash-flow positive at around $350k/mo. With this investment round, we plan to continue investing in marketing and sales support to drive brand awareness, trial, and love to hopefully continue driving top-line revenue and subsequent margin growth moving forward.

Historical results and cash flows:

We are of the opinion that revenue growth should continue to accelerate with expanded marketing, distribution, and overal macro-trends in 2021 and beyond.

Cash flow losses are expected to largely shrink with capacity and CapEx investment now largely behind us for the foreseeable 24 months. R&D is also very low. Continued investment in sales and marketing will be necessary for continuing momentum of retail expansion.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $539,742.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA
Amount Owed: $2,000,000.00
Interest Rate: 9.0%
Maturity Date: July 13, 2030

Creditor: SBA PPP
Amount Owed: $217,935.00 - to be fully forgiven.
Interest Rate: 1.0%
Maturity Date: April 19, 2022

Creditor: SBA EIDL
Amount Owed: $150,000.00
Interest Rate: 3.75%
Maturity Date: June 30, 2050

Creditor: Private
Amount Owed: $300,000.00
Interest Rate: 13.0%
Maturity Date: December 1, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: October 01, 2020 - Present
Responsibilities: Board Director. Albert is an investor, advisor, & is not compensated for his role.

Other business experience in the past three years:

Employer: Eolas Therapeutics
Title: CEO
Dates of Service: January 01, 2012 - Present
Responsibilities: Founder and CEO

Other business experience in the past three years:

Employer: UC San Diego
Title: Men's Lacrosse Coach
Dates of Service: October 01, 1996 - Present

Responsibilities: Coach & mentor

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Ryan White
Amount and nature of Beneficial ownership: 5,000,000
Percent of class: 31.02

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock

The amount of security authorized is 28,000,000 with a total of 13,228,635 outstanding.

Voting Rights

Each share of Class A Common Stock shall entitle the holder thereof to one (1) vote on all matters submitted to a vote of the shareholders of the Company.

Material Rights

Liquidation Preference: In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, subject to the rights of series of Preferred Stock which may from time to time come into existence, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the Original Issue Price, plus any declared but unpaid dividends on such share. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series Seed Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of series of Preferred Stock which may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series Seed Preferred Stock in proportion to the amount of such stock owned by each such holder. The "Original Issue Price" for the Series Seed

Preferred Stock shall mean $0.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Series Seed Preferred Stock.

Series Seed

The amount of security authorized is 5,000,000 with a total of 2,887,659 outstanding.

Voting Rights

Voting Rights. The holder of each share of Series Seed Preferred Stock shall have the right to one (1) vote for each share of Common Stock into which such Series Seed Preferred Stock could then be converted (with any fractional share determined on an aggregate conversion basis being rounded to the nearest whole share), and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock and shall be entitled, notwithstanding any provision hereof, to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote, together as a single class with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote.

Material Rights

Conversion Rights: Each share of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock at the applicable Conversion Price in effect at such time upon either: (A) the consummation of the sale of the Corporation's Common Stock in an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") or (B) the approval by vote or written consent of the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock.

Liquidation Preference: In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, subject to the rights of series of Preferred Stock which may from time to time come into existence, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the Original Issue Price, plus any declared but unpaid dividends on such share. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series Seed Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of series of Preferred Stock which may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series Seed Preferred Stock in proportion to the amount of such stock owned by each such holder. The "Original Issue Price" for the Series Seed Preferred Stock shall mean $0.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Series Seed Preferred Stock.

SAFE

The security will convert into Series a and the terms of the SAFE are outlined below:

Amount outstanding: $851,000.00
Maturity Date: August 30, 2021
Interest Rate: 6.0%
Discount Rate: 25.0%
Valuation Cap: $14,000,000.00
Conversion Trigger: Preferred equity raise
Material Rights

There are no material rights associated with SAFE.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock .

Material Rights

There are no material rights associated with Class B Common Stock .

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Organic Craft Brewing

By   /s/ *Joseph Carmichael*

Name: Organic Craft Brewing

Title: Co-Founder & President

Exhibit A

FINANCIAL STATEMENTS



LOCAL ROOTS

KOMBUCHA

2021 YEAR-END REVIEW

EXECUTIVE SUMMARY

What a year it has been! As we prepare for our first fully-operational Kitchen and Tap Room at HQ, we're truly grateful for every investor, family member, supporter, and fan of the brand who has made it all happen. It's crazy to think nearly 3/4 of our existence has now been during a pandemic. We opened 2021 excited for a "post-COVID" year yet were met with endless new challenges and an even tougher year for food, beverage, and hospitality. As we all experienced, it turned out nothing like we planned, and we're still better for it.

As we can see, the country's consumption cooled off -4% from a very wet 2020, with hard seltzers and beer down -11% and -5%, respectively. Hard Kombucha was the bright spot in beer set, with consumption up 33%, and Local Roots up 45%. While ciders were up 6%, hard kombucha is now 30% larger than the cider category, and pulling away.[1] While the category was strong, it wasn't at all the year we planned: the quake of 2020 left an endless ripple effect throughout the supply chain. Distributors, retailers, and even consumers tightened their wallets and leaned out inventories further than 2020. As we see here, the brand strengthened throughout our markets and we brewed, delivered, shared, and served more kombucha than ever. Looking ahead, we're positioned for a much stronger 2022, including new retail launches, loads of innovation, new partnerships, and our first Spring Concert Series following our kitchen completion and grand opening in March.



We have the biggest pipeline of innovation ever: running our first shelf-stable batches this week which will completely change the competitive landscape - The Island Mix pack and all-new Non-Alc releases will deliver in the next few weeks. We're officially dipping into field marketing, influencer marketing, and our first brand ambassadors to elevate brand awareness and local marketing. As we await our final thumbs-up to open our Solana Beach tap room for summer, while finalizing plans for a full-fledged year at the track with the Del Mar fair, racing season, and concert partnership. We're also preparing for our first large Cause-for-a-Can, partnering with the world-famous San Diego Zoo, and have even more in the works. We're keeping an eye on potential new markets while we focus on deepening our roots throughout CA and AZ, and plan on launching Series A shortly after our new pipeline has some traction in the markets. Thank you, and we look forward to seeing you all again soon!

[1] SPINS syndicated natural channel data through 12/26/2021

2021 HIGHLIGHTS

New partner wins and products supported growth, while they were hampered by COVID impacts well beyond 2020 levels



Ralphs®

First Conventional Grocery Launch



LOCAL ROOTS
HARD KOMBUCHA
ISLAND VIBES
6%
LOCAL ROOTS
HARD KOMBUCHA
BLOOD ORANGE MIMOSA
6%
LOCAL ROOTS
HARD KOMBUCHA
STRAWBERRY MOJITO
6%

Small Design Refresh



LOCAL ROOTS
HARD KOMBUCHA
WATERMELON SPLASH
6%
LOCAL ROOTS
HARD KOMBUCHA
+
Second Chance Beer Co.
HOP 'N CITRUS
6%

First Specialty Flavors



LOCAL ROOTS
LOCAL ROOTS
HARD KOMBUCHA
95 Calories

First Mix-Pack



DEL MAR Fairgrounds

First Sponsorship Partner
(Soft COVID Launch)

2021 BY THE NUMBERS

FINANCIALS

$1.76M ⬇️2% [1]
REVENUE

26% ⬇️5% [3]
GROSS MARGIN

$1.44M ⬇️10% [2]
WHOLESALE REVENUE

($1.78M) ⬇️13% [4]
OPERATING INCOME

$294k ⬆️3% [2]
TAP ROOM REVENUE

$61k ⬇️37%
TO-GO/PICKUP

$210k ⬆️43%
ON-SITE SALES

$539k ⬆️66%
YEAR-END CASH

1 - Revenue driven by higher volume yet lower case price in moving from 4pk to 6pk. More detail on following page.
2 - To-go and Online Sales peaked in 2020 during COVID shutdowns. Direct-to-Consumer a huge opportunity with Series A.
3 - Gross Margin impacted by: Price change w/ 6pk + Higher Cost of Goods + Increased Freight Costs.
4 - Lower G&A and Marketing offset by tap room build costs, higher cost of goods, and a change in accounting of Depreciation.
SUMMARY: New facility is 40x larger. Scaled 4x larger through COVID, reaching breakeven at 6-7x with runway to grow.



2021 BY THE NUMBERS

WHOLESALE



Distributor Deliveries ⇒

Retail Deliveries ⇒

Consumer Consumption (SPINS) ⇒

↑ **6%**
TOTAL VOLUME
[Case Equivalents]

↑ **15%**
TOTAL VOLUME
[Case Equivalents]

↑ **45%**
TOTAL VOLUME
[Case Equivalents]

Tightening Inventories

↓ **16%**
AVG. PRICE/CE
[Move from 4 to 6pk]

↓ **18%**
ACCOUNTS

↑ **7%**
DIST POINTS

Distributor Challenges

↓ **10%**
REVENUE

↑ **39%**
SHELF PLACEMENTS

↑ **10%**
VELOCITY per ACCT

Growing Brand Strength

As can be seen, our retailers and distributors were even more challenged in 2021 than 2020, shrinking inventories and grappling with staffing challenges. Distributors were hit the hardest with turnover and simply managing delivery routes, let alone supporting new account growth like they had pre-pandemic. Restaurants and retailers also tightened belts, and were more selective than ever with what brands they sold. Fortunately, with negligible marketing, we shined for retailers, growing shelf space, improving overall consumption, brand strength, and even bigger wins for 2022 momentum.



WHAT'S NEXT





2022 INNOVATION | SHELF STABILITY



THIS CHANGES EVERYTHING

Eliminate quality & flavor variability due to storage inconsistencies at distributors, retailers, & consumers.

Opens huge opportunity for large displays w/ giveaways.

Allows for placing product in new locations throughout store beyond hard kombucha set. New eyes = New trial.

Opens door for new retailers who don't traditionally have cold space, or where space is limited:

+ Trader Joe's, Target, Costco, & more

Ease of field demos and sampling without necessity to keep product refrigerated.





EXAMPLES OF FUTURE PLACEMENT OPPORTUNITIES

iDD
iDD
DANGER
HIGH VOLTAGE

Visibility *Beyond* Hard Kombucha Set





Alani

Alani

Pallet Displays

7
LOCAL ROOTS KOMBUCHA

2022 INNOVATION PIPELINE

NEW RELEASES


LOCAL ROOTS
ISLAND MIX PACK
ISLAND MIX PACK
COCKTAIL-INSPIRED HARD KOMBUCHA

MIX PACK #1 | 3/1

Island Cocktail Theme
8pk Mix + (2) New 16oz

FLAVORS:
Island Vibes
Str. Mojito
Mai Tai (Big Stick)
Citrus (Cactus) Cooler


LOCAL ROOTS
LOCAL ROOTS


LOCAL ROOTS
HARD KOMBUCHA
+
SAN DIEGO ZOO WILDLIFE ALLIANCE
Safari Ride
6%

Q2 CAUSE CAN | 4/1

Partnership w/ San Diego Zoo & Wildlife Alliance

"SAFARI RIDE":
+Orange
+Passion Fruit
+Lemongrass
+African Honeybush
+Lion's Mane

Q1

Q2


LOCAL ROOTS
KOMBUCHA
LOCAL ROOTS
KOMBUCHA
LOCAL ROOTS
KOMBUCHA

N/A LAUNCH | 2/15

Mocktails of Top 3 Hard SKUs

FLAVORS
Virgin Islands
Strawberry No-Jito
Purple Daze


FIESTA MIX PACK
FIESTA MIX PACK

MIX PACK #2 | tbd

Fiesta Cocktails
(Cinco De Mayo Opportunity)

FLAVORS (finalizing)
Lime Margarita
Paloma
Spicy Mango Margarita
Watermelon Margarita

2022 INNOVATION PIPELINE

RETAIL EXPANSION | Spring Rollouts

500+ NEW POINTS OF DISTRIBUTION

Continuously reviewing top flavors, pitching new items, expanding territories in new & current retailers.

Finalizing promotion calendar for launch of floor displays, Island Mix Pack, & 16oz Offerings.

Pursuing new opportunities w/ shelf stability.

 NEW RETAIL WINS

 



 EXPANDING OFFERING

 

NEWLY PURSUING



 

MARKETING | Fairgrounds

BACK TO FULL ATTENDANCE

Branded bar in the track w/ mobile trackside cards

Branded bar in music venue (Opening During Fair)

Del Mar Fair Activation | 1.5M+ people each year

- Kombucha exclusivity through 2026
- Tasting carts, signage throughout
- 500+ Tickets for Giveaways, hosting, etc.
- Demo events, More in the works...

Food Truck & Other Event Activation | 350+ Annually

- Booth at all events. Demo opportunities.

Leverage Fairgrounds + Albertsons/Vons Partnership

- Potential for exclusive flavor @ fairgrounds & A/V

Neighboring Fiesta Del Sol Opportunity

Solana Beach Belly Up Tavern Partner Opportunity



LOCAL ROOTS HARD KOMBUCHA
LOCAL ROOTS HARD KOMBUCHA
EXIT
3rd Floor Track Bar



Festival Booths





LOCAL ROOTS HARD KOMBUCHA
LOCAL ROOTS HARD KOMBUCHA
BLUE MOON
pepsi
Trackside Carts

LOCAL ROOTS HARD KOMBUCHA
LOCAL ROOTS HARD KOMBUCHA
LOCAL ROOTS
LOCAL ROOTS
Music Venue Mock-up





FIESTA del SOL

Belly Up EST. 1974

2022 PRODUCT ASSORTMENT

TAKING A PAGE FROM SELTZER GROWTH | Expanding new consumer trial via Mix Packs & Singles

NON-ALCOHOLIC



CORE
8pk Mix

①  ISLAND MIX PACK

Fiesta Mix SUMMER


Mix Pack 3 FALL
R&D
Hard Tea & Other Possibilities


CORE
6pk

②  Island Vibes

③  Purple Haze

④  Strawberry Mojito

⑤  Blood Orange Mimosa

⑥  Cali Mule

6pk Design Refresh

16oz
Singles

①
②
③
④
⑤
⑥
⑦

CAUSE In/Out   Mai-Tai   Citrus Cooler   Purp. Haze   Island Vibes   Str. Mojito   Blood Orange

NEW

LOCAL ROOTS 🌱 KOMBUCHA   2021 YEAR-END REVIEW

MARKETING | Ambassadors

Building organic relationships with musicians, artists, and influencers with aligned core values.
Deepening music, foodie, and local advocate roots - speaking to untapped consumers through credible, local heroes.

LOCAL MUSIC

Launched 1/26 | Expand team per Series A

Building team of grass[roots] local bands, both proven and up-and-coming.

Supporting at venues (Boochyard, Del Mar, & more)

Launch first Spring Concert Series at Boochyard.


GROOVESESSION
FREE AS YOU WANNA BE

Groovesession



Sensi Trails

INFLUENCERS | FITNESS & FOODIES

Test Launch in Feb. | Full-time hire per Series A

Leveraging local & macro Influencers for content creation and expanded brand awareness.

Partnership opportunity with flavors & special releases.

Guest chefs, influencer events, and more.



Kristen Gaffney


alo

Mari Llewellyn

MARKETING | PR & Media

Refreshed Content & Visual Strategy
Starting: March 1 - Larger w/ Series A

Maturing visual direction + expanding influencer content

Larger brand update, content strategy w/ Series A



2021

2022

Press Connection
Starting: Feb 15 - Larger w/ Series A

Distribute & pitch press releases to local, community, & biz publications (Grand Opening, SDZoo Collab, Solana)

Ex: San-Diego Union-Tribune, The Coast News, Times of San Diego, There San Diego, Brewbound, and more

Host sneak peek media parties w/ ambassador / influencers

Pitch & secure live broadcasts at tap rooms, partner retailers

Pitch for live "in-studio" broadcast opportunities.



Bloom
PUBLIC RELATIONS

MARKETING | Other Updates


NOW AVAILABLE
LOCAL ROOTS
HARD KOMBUCHA
NOW SERVING
NOW AVAILABLE
LOCAL ROOTS
KOMBUCHA
MOCKTAILS REINVENTED
ORGANIC • PROBIOTIC • GLUTEN-FREE
@LOCALROOTSKOMBUCHA

Refreshed Sales & Print Material


LOCAL ROOTS HARD KOMBUCHA
LOCAL ROOTS
HARD KOMBUCHA
THE LOCALS

Refreshing Wearables


HI, WE'RE LOCAL.
LOCAL ROOTS
KOMBUCHA
Our brand-new taproom & kitchen (right around the corner from you!) is now open! We're excited to finally share Local Roots with our friends and neighbors, so come on by and check out our family and pet-friendly tasting room and event space. We're filling the "Boochyard" with live music, exciting events, delicious drinks, great food and more!
SCAN TO GET A TASTER FLIGHT FOR $5
OR USE DISCOUNT CODE "HEYNEIGHBOR" FOR 15% OFF YOUR FIRST ONLINE ORDER
www.LocalRootsKombucha.com
FOLLOW US
@LOCALROOTSKOMBUCHA
COME VISIT US
1430 Vantage Ct.
Vista, CA 92081

Local Mailer w/ Coupon
First Round Sent 12/25/2021

GEOGRAPHY | Solana Beach

Pending 2 years of permitting

    City Permits COMPLETE

    Coastal Commission *PENDING 2/14 Board Review*

Once Approved, 3-4mo Build

TARGET: June (in time for neighboring Del Mar Fair)

- Fiesta Del Sol Timing

- Belly Up Opportunity









FINANCIALS

	2019A SAN DIEGO Proof of Concept	2020A CA+AZ COVID Shift	2021 W. COAST Growth in COVID	2022 KEY MKTS. Deepen Activation	2023 SCALING Scaling
ANNUAL CAPACITY (Cases)	4,960	350,000	350,000	350,000	350,000
CONSUMPTION (Cases)	1,651	31,500	44,400	83,000	184,000
$ Growth | Natural Market (%)		-	+41%[1]	+86%	+121%
TOTAL REVENUE	$563,000	$1,787,000	$1,756,000	$3,781,000	$8,250,000
GROSS MARGIN	$386,000	$558,000	$454,000	$2,182,000	$6,105,000
Gross Margin (%)	69%	31%[2]	26%[2]	58%	80%
OPERATING INCOME	($326,000)	($1,578,000)	(1,783,000)	($654,000)	1,465,000

[1] Distributors and Retailers ran much more lean in 2021/2022 while overall consumption was up 41% YoY.
[2] Lower G&A and Marketing offset by higher COGS, tap room build, and change in accounting of Depreciation/Amort. Margins increase drastically beyond 25% capacity utilization.
SUMMARY: More conservative projections for 2022 and 2023. Large upside potential w/ innovation pipeline, re-opening, and marketing.

THANK YOU FOR SUPPORTING OUR MISSION
TO BREW A BETTER TOMORROW





FINANCIALS & FORECAST

Organic Craft Brewing (Local Roots)				Seasonality				Asuumes SERIES A Close in July 2022								
	ACT	ACT	ACT	FCST1	FCST1	FCST1	FCST1	FCST1	FCST1	FCST1	FCST1	FCST1	FCST1	FCST1	FCST1	FCST1
Summary P&L	2019	2020	2021	Jan-22	Feb-22	Mar-22	Apr-22	May-22	Jun-22	Jul-22	Aug-22	Sep-22	Oct-22	Nov-22	Dec-22	2022
Gross Revenue																
Gross Revs	$ 562,746	$ 2,004,358	$ 1,795,602	$ 90,352	$ 106,776	$ 123,607	$ 152,886	$ 189,479	$ 254,601	$ 349,773	$ 399,570	$ 445,055	$ 453,179	$ 430,211	$ 393,673	$ 3,389,162
Returns, Allowances & Discounts	-	(206,789)	(39,974)	(644)	(507)	(112)	(173)	(7,257)	(9,391)	(12,068)	(15,129)	(18,976)	(1,964)	(2,711)	(2,133)	(71,066)
Net Revenue	**$ 562,746**	**$ 1,797,569**	**$ 1,755,628**	**$ 89,708**	**$ 106,269**	**$ 123,495**	**$ 152,713**	**$ 182,222**	**$ 245,211**	**$ 337,705**	**$ 384,441**	**$ 426,079**	**$ 451,215**	**$ 427,499**	**$ 391,539**	**$ 3,318,096**
Gross-to-Net %	*100.0%*	*89.7%*	*97.8%*	*99.3%*	*99.5%*	*99.9%*	*99.9%*	*96.2%*	*96.3%*	*96.5%*	*96.2%*	*95.7%*	*99.6%*	*99.4%*	*99.5%*	*97.9%*
Direct COGS	176,455	672,823	532,571	24,505	26,872	33,002	41,317	53,663	70,587	89,112	100,089	110,234	113,095	104,549	89,155	856,178
Overhead & Other COGS	523	566,707	769,045	49,755	49,074	50,229	51,910	54,193	55,818	58,893	64,029	74,576	81,196	76,241	68,346	734,261
Total COGS	$ 176,978	$ 1,239,530	$ 1,301,615	$ 74,260	$ 75,946	$ 83,231	$ 93,227	$ 107,856	$ 126,405	$ 148,005	$ 164,117	$ 184,810	$ 194,291	$ 180,790	$ 157,500	$ 1,590,439
Gross Profit	**$ 385,768**	**$ 558,039**	**$ 454,013**	**$ 15,448**	**$ 30,323**	**$ 40,264**	**$ 59,486**	**$ 74,366**	**$ 118,805**	**$ 189,700**	**$ 220,323**	**$ 241,270**	**$ 256,924**	**$ 246,709**	**$ 234,039**	**$ 1,727,656**
Gross Margin %	*68.6%*	*31.0%*	*25.9%*	*17.2%*	*28.5%*	*32.6%*	*39.0%*	*40.8%*	*48.5%*	*56.2%*	*57.3%*	*56.6%*	*56.9%*	*57.7%*	*59.8%*	*52.1%*
Warehousing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Freight Out	3,464	37,681	56,221	2,465	2,834	3,380	4,331	5,655	7,160	8,967	10,959	12,678	13,003	11,884	10,023	93,340
Variable Contribution	**$ 382,304**	**$ 520,358**	**$ 397,792**	**$ 12,983**	**$ 27,489**	**$ 36,883**	**$ 55,154**	**$ 68,711**	**$ 111,645**	**$ 180,733**	**$ 209,364**	**$ 228,592**	**$ 243,921**	**$ 234,825**	**$ 224,016**	**$ 1,634,316**
Contribution Margin %	*67.9%*	*28.9%*	*22.7%*	*14.5%*	*25.9%*	*29.9%*	*36.1%*	*37.7%*	*45.5%*	*53.5%*	*54.5%*	*53.7%*	*54.1%*	*54.9%*	*57.2%*	*49.3%*
Operations																
Ops Payroll	-	134,616	187,049	15,551	16,439	15,273	21,344	21,374	21,573	21,738	21,526	21,443	21,507	21,553	21,570	240,891
R&D & QA	265	8,620	750	-	-	-	-	-	-	-	-	-	-	-	-	-
T&E, Ops Consulting and Other	732	84,968	182,291	4,197	6,168	7,261	9,163	11,810	14,820	18,434	22,418	25,856	26,506	24,269	20,546	191,448
Total Operations	997	228,204	370,090	19,748	22,607	22,533	30,507	33,184	36,393	40,172	43,943	47,299	48,014	45,822	42,116	432,339
Sales																
Sales Payroll	7,200	428,504	592,950	20,482	23,663	31,684	36,827	41,950	43,834	43,834	49,405	49,405	49,405	49,405	49,405	489,301
Outside Sales & Incentives	-	104,827	81,000	4,000	4,000	4,000	4,000	-	-	-	-	-	-	-	-	16,000
T&E, Data, & Other	24,658	128,802	115,084	4,100	4,100	4,700	1,700	2,000	2,000	6,800	7,100	7,100	7,100	7,100	7,100	60,900
Total Sales	31,858	662,133	789,035	28,582	31,763	40,384	42,527	43,950	45,834	50,634	56,505	56,505	56,505	56,505	56,505	566,201
Marketing																
Mktg Payroll	-	214,576	98,224	4,102	4,102	4,102	4,102	4,102	4,102	4,102	4,102	4,102	4,102	4,102	4,102	49,228
Agency & Professional Services	-	50,543	85,489	7,500	-	-	-	-	-	-	-	-	-	-	-	7,500
Advertising & Field Marketing	45,671	65,313	106,411	1,000	1,000	1,000	1,000	1,000	5,000	10,000	15,000	20,000	25,000	25,000	25,000	130,000
T&E, Events and Other				1,232	1,417	2,390	3,866	4,528	5,280	6,183	7,179	8,039	8,202	7,642	6,711	
Total Marketing	45,671	330,432	290,124	13,835	6,519	7,492	8,968	9,630	14,382	20,286	26,282	32,141	37,304	36,745	35,814	186,728
G&A																
G&A Payroll	295,439	274,195	186,616	13,191	17,859	22,120	22,120	22,120	22,120	22,120	22,120	22,120	22,120	22,120	22,120	252,253
Professional Fees	61,090	156,107	99,550	8,000	2,200	2,200	5,000	8,000	8,000	17,000	8,000	8,000	8,000	8,000	8,000	90,400
Rent, Recruiting, and Other G&A	273,058	364,736	368,572	26,956	29,310	33,989	30,027	34,207	35,738	40,081	39,314	37,423	36,832	39,556	37,066	420,500
Total G&A	629,588	795,038	654,739	48,147	49,369	58,309	57,148	64,328	65,858	79,201	69,434	67,543	66,952	69,676	67,187	763,153
Operating Expenses	$ 708,114	$ 2,015,807	$ 2,103,987	$ 110,312	$ 110,259	$ 128,720	$ 139,150	$ 151,092	$ 162,468	$ 190,293	$ 196,165	$ 203,490	$ 208,775	$ 208,747	$ 201,622	$ 1,948,421
Operating Income	**$ (325,810)**	**$ (1,577,743)**	**$ (1,783,603)**	**$ (97,329)**	**$ (82,770)**	**$ (91,836)**	**$ (83,996)**	**$ (82,381)**	**$ (50,823)**	**$ (9,560)**	**$ 13,200**	**$ 25,102**	**$ 35,146**	**$ 26,077**	**$ 22,395**	**$ (376,775)**
Other Income & (Expense)	(45,531)	(173,777)	(215,367)	(29,017)	(28,963)	205,036	99,146	71,636	971,256	3,971,814	(28,486)	(28,355)	(27,804)	(28,091)	(27,543)	5,120,630
Net Income	**$ (371,342)**	**$ (1,751,520)**	**$ (1,998,971)**	**$ (126,346)**	**$ (111,733)**	**$ 113,200**	**$ 15,150**	**$ (10,744)**	**$ 920,433**	**$ 3,962,254**	**$ (15,286)**	**$ (3,253)**	**$ 7,342**	**$ (2,014)**	**$ (5,149)**	**$ 4,743,855**

17

LOCAL ROOTS KOMBUCHA

2022

FINANCIAL SUMMARY

Organic Craft Brewing (Local Roots)	ACT	ACT	ACT
Summary P&L	**2019**	**2020**	**2021**
Current Assets			
Cash	$83,026	$325,115	$539,742
A/R	42,312	54,073	86,062
Inventory	2,315	211,064	238,790
Prepaid Expenses	0	28,366	11,465
Other Current Assets	0	0	0
Total Current Assets	127,653	618,619	876,060
Fixed Assets, Net	420,289	1,480,033	1,501,147
Other Assets	75,791	53,204	45,811
Total Assets	**$623,732**	**$2,151,855**	**$2,423,018**
Current Liabilities			
A/P & Credit Cards	$102,090	$362,800	$215,290
Accrued Liabilities	0	0	0
Revolver & Other Current	20,306	47,034	247,222
Total Current Liabilities	122,397	409,834	462,512
Debt & LT Liabilities	119,898	2,265,002	2,985,066
Equity	381,437	(522,980)	(1,024,560)
Total Liabilities & Equity	**$623,732**	**$2,151,855**	**$2,423,018**

I, _____**Ryan White**_____ (Print Name), the _____**CEO**_____(Principal Executive Officers) of ___**Organic Craft Brewing**___(Company Name), hereby certify that the financial statements of ___**Organic Craft Brewing**___ (Company Name) and notes thereto for the periods ending **12/31/2020** (first Fiscal Year End of Review) and **12/31/2021** _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Organic Craft Brewing has not yet filed its federal tax return for 2021.

__If the company has not filed tax returns please__ replace above sentence with options below and then include the information for the previous year if applicable:

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ____**04/28/22**____ (Date of Execution).



_____ (Signature)

_____**CEO**_____ (Title)

_____**04/28/22**_____ (Date)

CERTIFICATION

I, Joseph Carmichael, Principal Executive Officer of Organic Craft Brewing, hereby certify that the financial statements of Organic Craft Brewing included in this Report are true and complete in all material respects.

Joseph Carmichael

Co-Founder & President